SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of July, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:Jackson National Life




FOR IMMEDIATE RELEASE

Friday 2 July 2004

              Jackson National Life sells Jackson Federal Bank to

                   Union Bank of California for $305 million

Jackson National Life Insurance Company ("JNL") has entered into an agreement to sell its subsidiary, Jackson Federal Bank ("JFB"), to Union Bank of California, N.A. ("UBOC") for a consideration of $305 million (GBP168 million). JFB's principal area of business is banking and commercial real estate lending, which is no longer aligned with JNL's distribution and product strategy.

JNL acquired First Federal Savings and Loan Association of San Bernardino, as it was then known, in November 1998. Renamed Jackson Federal Bank, it made a number of further acquisitions between 1999 and 2002 to extend its retail branch network and lending platform bringing the total investment to $149 million (GBP82 million). By the end of 2003, it had increased customer assets from $119 million in 1998 to $1.8 billion.

The consideration receivable by JNL is $167.75 million (GBP92 million) in cash and $137.25 million (GBP75 million) in shares of UnionBanCal Corporation, the parent company of UBOC. Further details of the consideration are given in the Notes to Editors.

Clark Manning, Chief Executive Officer of JNL, said: "This deal represents a good return on our original investment and a great opportunity for JFB to increase its customer base and expand the range of products and services it offers to its customers. JFB is an excellent banking operation with a great team of people, and will complement Union Bank's existing operations."

The sale is conditional upon, inter alia, regulatory approvals and is expected to complete in the fourth quarter of 2004. As part of this transaction, Lehman Brothers served as exclusive financial consultant to Jackson National Life.

The capital received as a result of the sale will be redeployed to support further growth in Prudential's core businesses.

                                    - ENDS -

Enquiries to:

Media                                                     Investors/Analysts

Prudential plc

Geraldine Davies           020 7548 3911       Rebecca Burrows     020 7548 3537

Clare Staley               020 7548 3719       Marina Lee-Steere   020 7548 3511


Jackson National Life

Tim Padot                  +1 517 702 2425

Notes to Editors:

1. JFB is a savings bank headquartered in Brea, California. Its principal areas of business are retail banking and commercial real estate lending, and it operates 14 retail bank branches throughout Los Angeles, Orange and San Bernardino counties in Southern California. JFB also operates six commercial loan offices located throughout California. As at 31 March 2004, it had around 250 employees and $1.9 billion in assets, $1.1 billion in deposits and a loan portfolio of $1.2 billion.

2. Based in San Francisco, UnionBanCal Corporation ("UB") is a bank holding company with assets of $46.1 billion at 31 March 2004. Its primary subsidiary, Union Bank of California, N.A., has 298 banking offices in California, 4 banking offices in Oregon and Washington and 21 international facilities, as at 31 March 2004. UB had a stock market capitalisation of $8.4 billion as at 18 June 2004. As at 31 March 2004, UB was approximately 62% owned by The Bank of Tokyo-Mitsubishi, Ltd., a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group Inc.

3. Jackson National Life Insurance Company is a wholly-owned subsidiary of Prudential plc, a company incorporated in the United Kingdom. Prudential plc and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates around the world. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

4. The transaction may be terminated by JNL if (1) the average share price of UB common stock for the 10 trading days prior to the third trading day before closing is below $40.37, and (2) UB has not given notice to issue additional shares of UB common stock sufficient to restore the total value of the transaction to $305 million. Promptly after closing, JNL intends to distribute its holdings of UB common stock in an underwritten resale offering. It is a condition to closing that that there be an effective registration statement covering the resale of UB shares received by JNL.

5. The exchange rate used in this announcement is as at 1 July 2004: GBP1 = $1.8195.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 July 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton
                                              Group Head of Media Relations